PLATA RESOURCES, INC.

2911 Park Avenue.
Pasay City, Metro Manila
Philippines
April 24, 2008
Via Edgar
Via Fax:  (202) 772-9368

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.
20549

Re:          Plata Resources, Inc.
Registration Statement on Form S-1
File No.  333-148984

Attention: Mr. Sean Donahue, Division of Corporate Finance

Dear Mr. Donahue:

Plata Resources, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Tuesday, April 29, 2008, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Plata Resources, Inc.

Per: DEXTER R. CALISO
Principal Executive Officer and President